Exhibit #99.3

FOR IMMEDIATE RELEASE

IMRIS REPORTS FIRST QUARTER 2011 RESULTS

— Investment in Product Development Accelerates —

WINNIPEG, Manitoba, May 12, 2011 - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the “Company”) today reported its results for the first quarter 2011.  The results highlight continued progress in the execution of IMRIS’s overall strategy, including the planned acceleration of product development investments. All figures are reported in US dollars.

2011 Highlights:

•	IMRISNV sale to Utah’s University Hospital contributes to total backlog of $115.1 million

•	Q1 revenues of $11.1 million reflecting quarterly variability and seasonality

•	Q1 gross profit as a percentage of revenues of 40.3%

•	Launch of two new products, IMRIS Intraoperative CT and AccuTrack Neuro Navigation System

•	University Hospital in Utah becomes first medical facility to purchase two IMRIS systems

•	Europe’s first IMRISneuro system unveiled at Tubingen Hospital in Germany

•	World’s first IMRIScardio system launched at Brigham and Women’s Hospital

IMRIS’s financial results exhibit significant variability from quarter to quarter, with seasonality typically contributing to higher performance in the second half of the year.  These trends are again evident in 2011 with first quarter revenues at $11.1 million compared with $12.1 million in 2010 and $24.8 million in the fourth quarter of 2010.  Gross profit as a percentage of revenues at 40.3% was largely unchanged from the first quarter of 2010, equating to gross profit of $4.5 million versus $4.9 million in Q1 2010.  Planned increases in 2011 operating expenses for the Company’s focused product development efforts together with increases to support growth in the business contributed to negative EBITDA1 and net loss of $4.2 million and $4.6 million respectively compared with negative EBITDA of $1.0 million and net loss of $2.1 million in Q1 2010.

“We are continuing to execute on our priorities for the year, accelerating product development, investing in the operations for growth and driving order bookings,” said David Graves, IMRIS CEO. “Favourable and improving market conditions bode well for our Company as we move into the traditionally higher order flow period of the year.  At the same time we are aggressively advancing our MR guided radiation therapy solution, robotics program and other product enhancement initiatives for long term growth.”

Financial Highlights:
3 months ended March 31
($ 000’s except per share amounts) (unaudited)	2011	2010	Change
Revenues	11,057	12,057	(8.3)%
Gross profit	4,453	4,886	(8.9)%
Gross profit as % of revenues	40.3%	40.5%	n/m	2
Operating expenses	9,468	6,697	41.4%
EBITDA	(4,161)	(994)	(318.6)%
Operating loss before:	(5,015)	(1,811)	(176.9)%
Foreign exchange gain (loss)	405	(128)	n/m
Interest income	22	4	450.0%
Loss on embedded derivative	—	(122)	n/m
Net loss	(4,588)	(2,057)	(123.0)%
Basic and diluted loss per share	(0.10)	(0.06)	(66.7)%
Cash, cash equivalents & accounts receivable	63,774	26,980	136.4%
Total assets	104,294	69,152	50.8%

1 We define EBITDA as earning before financing interest income (expense), foreign exchange gain (loss), embedded derivatives, income taxes, and amortization.
2 Not measurable.

First Quarter Results

Revenues

Revenues in the first quarter of 2011 were $11.1 million, or 8% lower than in the first quarter of 2010.  The marginal decrease from Q1 2010 is due lower installation activities in the first quarter versus the same period in 2010 and reflective of the quarterly variability in the business.

Partly offsetting the lower system revenues was growth from service contracts which added revenues of $0.6 million in the quarter compared with $0.5 million in Q1 2010.  Through the Company’s global expansion strategy, geographic revenue diversification also continued to improve with 22% of revenues coming from outside North America in the first quarter of 2011 versus 15% a year earlier.

Gross Profit

Consistent with plan, gross profit as a percentage of revenues was 40.3% in the first quarter, down only marginally from 40.5% in Q1 2010.  With this consistent level of performance, gross profit decreased by only $0.4 million year over year to $4.5 million due to the marginally lower year over year revenues arising from lower installation activities.

Operating Expenses

In support of the Company’s priority of accelerating product development and continuing to invest in operations for long term growth, operating expenses increased in the first quarter of 2011.  Through the quarter, IMRIS continued to advance its MR guided radiation therapy and MR guided surgical robotics programs, both representing substantial new market opportunities.  Other development initiatives designed to further deepen and strengthen IMRIS’s product portfolio also moved forward. These activities increased research and development expenditures to $2.3 million in the first quarter of 2011 compared with $1.2 million in Q1 2010.  These higher expenses together with general increases primarily related to staffing to support growth, contributed to total operating expenses in the first quarter of $9.5 million versus $6.7 million in Q1 2010.

EBITDA

EBITDA in the first quarter of 2011 was negative $4.2 million compared with $1.0 million in the first quarter of 2010.  The year over year decrease primarily reflects higher investment in operating expenses for growth and slightly lower revenues than in the first quarter of 2010.

Operating and Net Loss

Operating loss increased to $5.0 million in the first quarter of 2011 from $1.8 million in the first quarter of 2010 due to the planned increase in operating expenses and slightly lower revenues in Q1 2011.  Net loss for the first quarter of 2011 was $4.6 million compared with a net loss of $2.1 million in Q1 2010.  The increased net loss reflects the year over year increase in operating loss, partly offset by a foreign exchange gain of $0.4 million in the first quarter of 2011 versus a $0.1 million foreign exchange loss and a $0.1 loss on embedded derivatives in Q1 2010.

Liquidity and Capital Resources

Cash and cash equivalents at March 31, 2011 totaled $52.3 million.  In addition the Company had accounts receivable of $11.5 million, the majority of which are expected to be collected within the next 60 days.  These funds together with ongoing operating cash flow will be used to fund the Company’s working capital and general corporate purposes.

Backlog3

At March 31, 2011, IMRIS’s backlog was $115.1 million, 11% higher than a year earlier.  During the first quarter of 2011, order bookings totalled $8.1 million and included the sale of IMRISNV to University Hospital in Utah.    During the quarter $11.1 million of backlog was converted into revenues, and the change in the US dollar versus the foreign currencies of the orders in backlog, resulted in a $0.9 million decrease in the value of the backlog. Net of these items, backlog at March 31, 2011 was $115.1 million, including $82.2 million of system orders and $32.9 million of service contracts.

Building for the Future

Through the first quarter of 2011 IMRIS continued to move forward with a number of product development initiatives designed to broaden and deepen the Company’s capabilities in the provision of image guided therapy solutions.  In addition to the new MR-guided radiation therapy solution which IMRIS is co-developing with Varian Medical Systems and its MR guided surgical robotics system, the Company also moved forward with three planned neurosurgical imaging product enhancements:

AccuTrack – application software that is designed to enable the surgeon to utilize an ergonomic lightweight probe to quickly and accurately localize target anatomy before and at any time during a neurosurgical procedure by permitting automatic image registration of patient anatomy to intra operative MR images, rather than manual image registration to preoperative MR images.  The solution is expected to assist surgeons in addressing the effects of brain shift during a neurosurgical procedure.  AccuTrack has CE Mark regulatory approval in Europe and is FDA 510(k) Pending in the United States.

Stereotactic Adaptor – a fully integrated head fixation system integrated with IMRIS’s flexible head coil is designed to permit MR imaging during stereotactic neurosurgical procedures. The device will enable imaging in the surgical position and avoids the need to transport the patient between imaging and surgical departments.  The device, which has received FDA clearance, may be useful in a number of stereotactic applications.

Intraoperative Computed Tomography – will provide hospitals with intraoperative CT imaging capabilities in a fully integrated image guided therapy suite.   The system is designed to permit CT imaging on a timely basis during the course of a procedure to assist clinicians in making better decisions for improved patient outcomes. The system will not require the patient to be transported for CT scanning, so the optimum patient positioning is always maintained.  Clinical workflow and access to the patient is not impacted and the CT scanner is removed completely from the operating room when imaging is complete.

3 See “Non-GAAP Financial Measures” in the Company’s Q1 2011 MD&A for further information on backlog.

2011 Outlook

The Company continues to anticipate a strong year of growth in system orders in 2011.  A number of factors are expected to contribute to this forecast including an improved capital spending environment in the US healthcare sector, growing recognition of the value IMRIS solutions offer and increased orders from outside the United States as the Company’s investments in other territories gain traction.   The Company has established an internal goal of achieving a “book to bill” ratio of 1.5 for the 2011 – 2012 timeframe.  Book to bill is defined as the ratio of system orders backlog at the end of a 12 month period divided by the revenues earned in those previous 12 months.  This level of performance has been established as a goal, recognizing that with the quarterly variability inherent in order flow and customer installations, actual book to bill results in certain periods within the two year time frame may be significantly above or below this goal.

Based on currently known installation schedules, revenue performance in 2011 is now expected to reflect system order backlog conversion into revenues at rates comparable to the 79% achieved in 2010.  Consistent with prior years, and the trend in the first quarter of 2011, quarterly performance is expected to be variable with a trend toward higher order flow, revenue, and financial performance in the back half of the year.

Gross profit as a percentage of sales will be lower over the next two quarters as the early installations of the Company’s newest products IMRISNV and IMRIScardio continue to be rolled out.  As these products become more established in the market, the Company’s overall gross profit as a percentage of revenues is expected to increase into the mid 40% range.

In support of the Company’s priorities for the year, operating expenses are expected to increase over 2010 levels. Higher year over year quarterly research and development expenditures are planned for the year and are expected to be at levels similar to actual research and development expenditures incurred in Q1 2011.  Spending in this area will primarily be used to advance development of the MR guided radiation therapy and MR guided surgical robotics products.  Limited increases are anticipated in other operational areas and amortization expense will increase modestly.

The Company’s full financial statements as well as management’s discussion and analysis will be available at www.sedar.com, www.sec.gov and www.imris.com.

Conference Call

Management will host a conference call to discuss the results at 5:00 ET today, Thursday May 12, 2011.  Following management’s presentation, there will be a question-and-answer session for analysts and institutional investors.  To participate in the teleconference, please call 416-644-3417 or 1-877-974-0446.  To access the live audio webcast, please visit IMRIS’s website at www.imris.com.  A taped rebroadcast will be available to listeners following the call until midnight (ET) on May 19, 2011.   To access the rebroadcast, please call 416-640-1917 or 877-289-8525 and enter passcode 4438032#.  The webcast will also be archived on IMRIS’s website.

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions.  These solutions feature fully integrated surgical and interventional suites that incorporate magnetic resonance, fluoroscopy and computed tomography to deliver on demand imaging during procedures. The Company's systems serve the neurosurgical, cardiovascular and neurovascular markets and have been selected by leading medical institutions around the world.

For more information, visit www.imris.com.

Forward-Looking Statements

This press release may contain or refer to forward-looking information based on current expectations.  In some cases, forward-looking statements can be identified by terminology such as “anticipate”, “may”, “expect”, “believe”, “prospective”, “continue” or the negative of these terms or other similar expressions concerning matters that are not historical facts.  These statements should not be understood as guarantees of future performance or results.  Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements.  Although such statements are based on management's reasonable assumptions, there can be no assurance that actual results will be consistent with such statements.  Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results.  These forward-looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

For further information, please contact:

Kelly McNeill	Brad Woods
Executive Vice President Finance and	Director Investor Relations
Administration and Chief Financial Officer	& Corporate Communications
IMRIS Inc.	IMRIS Inc.
Tel: 204-480-7090	Tel: 204-480-7094
Email: kmcneill@imris.com	Email: bwoods@imris.com